SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

INTERNAL RULES OF THE

FINANCE AND INVESTMENT COMMITTEE OF BRASKEM S.A.

(Approved at the Braskem Board of Directors Meeting of 8/8/2018)

1.        Objectives

The Finance and Investment Committee (“CFI” or “Committee”) of Braskem S.A. (“Braskem” or “Company”) is a permanent body entrusted with supporting the Braskem Board of Directors (“Board” or “CA”) as pertains to the matters described in Section 2 of these Internal Rules (“Rules”).

2.          Duties

The CFI is responsible for the following:

i.         Monitoring compliance with the guidelines established in the Company’s policies regarding:

•         Financial matters;

•         Investments;

•         Trading of securities; and

•         Insurance and guarantees.

ii.          Evaluating the proposals of the Braskem Business Leader (“LN-Braskem”) for updating the policies listed in Section 2(ï) above;

iii.          Contributing to the proposal of LN-Braskem’s Action Program ("PA"), before it is examined by the CA, with focus on the financial strategy, investment plan, leverage goals, as well as the Average Weighted Cost of Capital  (“WACC”);

iv.         Monitoring Braskem’s quarterly results via financial statements, with focus on managerial analysis of the results, and informing the CA of any significant deviations from the macro-indicators in relation to LN-Braskem’s PA;

v.         Evaluating, prior to examination by the CA, (i) the annual financial statements, (ii) the annual report prepared by the officers and (iii) the proposal for the distribution and use of Company results, including dividends and the capital budget;

vi.         Evaluating, prior to examination by the CA, proposals for the acquisition or disposal of Company assets, as well as operational or expansion investments of Braskem and its subsidiaries that must be submitted for approval by the CA;

vii.         Monitoring investments approved by the CA and reporting significant deviations from the original budget as well as their impact on the project’s Internal Rate of Return (“TIR”), according to the limits defined by the Braskem Investment Policy;

viii.         Evaluating the performance of investments approved by the CA within no more than 24 (twenty-four) months of their conclusion (post-EVTE), in the event a later deadline is not established by the CFI;

ix.          Evaluating, prior to examination by the CA, the financial operations subject to the approval of the CA, especially with regard to their structure, costs and guarantees, and consistency with the financial macro-equation contained in LN-Braskem’s PA;

x.         Evaluating, on an annual basis, prior to examination by the CA, LN-Braskem’s proposal regarding the limits of delegation within which officers can contract loans, financing or capital market operations;

xi.           Examining and monitoring the instruments designed to protect the Company’s accounting results;

xii.           Analyzing, on an annual basis, the property-insurance proposal covering Braskem’s tangible property and evaluating its adherence to the Company’s guidance documentation in effect as pertains to that matter. To improve compliance with that duty, the CFI shall be responsible for analyzing the basis for renegotiating insurance before it is contracted and for being aware of the criteria for choosing the insurers who will participate in the bidding;

xiii.            Analyzing tax issues;

xiv.           Analyzing, prior to examination by the CA, the operations that require the granting of guarantees of any kind by the shareholders, subject to the approval of the CA;

xv.           Monitoring the financial strategy, including debt, financial and leverage indicators, operations with derivatives, contingency plans, paid-dividend protection, sensitivity analyses and leverage goals;

xvi.           Monitoring the performance of Braskem’s activities in the stock market in relation to (i) the performance of the shares of comparable companies, and (ii) the principle indexes of the stock exchanges where Braskem has its shares listed; and

xvii.           Approving at the first meeting of each fiscal year the standard agenda for topics to be deliberated at the regularly-scheduled meetings, by proposal of its coordinator, taking into consideration the CFI’s responsibilities and other activities requested by the CA as well as approving the schedule of such meetings.

3.          Operations of CFI

3.1    Composition and Term of Office

The CFI must consist of at least 3 (three) and no more than 5 (five) members chosen by the Board itself, as appointed by its Chair (“P-CA”) from among the full members and alternate members of the CA, one of whom shall be appointed as coordinator of the Committee.

The term of office of the CFI’s members shall coincide with that of their Board membership. If a member of the CFI should leave his/her position as board member before the scheduled end of his/her term, the P-CA must promptly nominate a replacement. The function of the CFI’s members may not be delegated.

3.2    Coordination

The CFI coordinator shall have the following duties:

i.      To propose to the CFI, whenever necessary, changes to the standard agenda and approved annual schedule, considering the recommendations of the other CFI members;

ii.      To ratify the agenda for the CFI’s regularly-scheduled meetings before it is sent to members of the Committee by the CA’s Executive Secretary (“S-CA”);

iii.      To convene and conduct the CFI’s meetings;

iv.      To define the need for special meetings, proposing dates and agendas for such meetings, while respecting the right of the other CFI members to also request such meetings;

v.      To ensure that the calls and agenda of the meeting are sent to the members of the Committee, via the S-CA, together with any necessary supporting material, within the deadline stipulated in these Rules;

vi.      To invite, when necessary, external consultants, Braskem officers and Team Members of Braskem to appear at the meetings. The invitation must be extended with the support of the S-CA;

vii.      To forward to the CA the analyses, opinions and reports prepared by the CFI, which must be submitted to the CA;

viii.      When deemed necessary and appropriate by the CFI coordinator, propose that the officers hire external consultants to assist in performing the Board’s tasks. The contracting process must comply with relevant Braskem guidance documentation;

ix.      To ensure that the drafts of the meeting minutes are forwarded to the members of the Committee for their consideration no more than 3 (three) business days subsequent to the meeting;

x.      To comply with and cause others to comply with the norms contained in these Rules; and

xi.      To submit to the CA any proposals for updating these Rules.

3.3    Meetings

The CFI carries out its activities mainly through work meetings and, for that purpose, meets regularly, at least on a quarterly basis, according to the annual schedule approved at the first meeting of each fiscal year, and on an exceptional basis, whenever the CFI’s coordinator or any of its members deem necessary, in agreement with the CFI coordinator, or when circumstances so require.

The regularly-scheduled meetings of the CFI to examine matters for the deliberation of the CA must be held at least 7 (seven) days prior to the scheduled meetings of the Braskem Board of Directors (“RCA” or “RCAs”), unless the majority of its members sets an earlier deadline, but always prior to the convening of the RCAs.

The calls, agendas and accompanying supporting materials for the meetings must be made available to the Committee’s members by the S-CA at least 10 (ten) calendar days prior to the date of the meeting, unless the majority of its members establishes an earlier deadline, but never less than 48 (forty-eight) hours, in which cases the agenda must be provided with the proper accompanying documents.

The meetings of the CFI shall be held, preferably, at Braskem’s head office, and may be held, on an exceptional basis, via remote participation, provided the CFI coordinator so authorizes. In the case of non-face-to-face meetings, each CFI member shall be individually and exclusively responsible for taking all necessary measures to ensure the strict confidentiality of the meetings. Persons not authorized by the CFI coordinator shall be prohibited from having access to any information discussed at the meeting.

Preferably, all the members of the CFI must attend the meetings, whether in person or via video or telephone conference. The minimum quorum for meetings to be deemed in session must be more than half the members. Any Committee member who is unable to attend the meeting must inform the CFI coordinator in advance and indicate, as the case may be, which member shall represent him/her.

The recommendations of the CFI must be recorded in the meeting minutes  prepared by the S-CA, validated by the CFI members and made available on Braskem’s governance portal on the Internet that the board members only have access. The minutes must be filed by the Corporate Governance area at the Company’s head office.

Any meeting of the CFI can, at the discretion of its coordinator, be confidential in nature, either totally or partially, when the subject matter so requires.

4.          General Provisions

The S-CA is responsible for providing support to the CFI, according to the duties established in the CA’s Internal Rules.

Communications between members of the CFI and other advisors must be confidential.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.